FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-20578

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Layne Christensen Company Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Layne Christensen Company
1900 Shawnee Mission Parkway
Mission Woods, Kansas 66205

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN

Financial Statements as of December 31, 2006 and 2005 and for the Years Then Ended, Supplemental Schedules as of and for the Year Ended December 31, 2006, and Report of Independent Registered Public Accounting Firm

LAYNE CHRISTENSEN COMPANY
CAPITAL ACCUMULATION PLAN
TABLE OF CONTENTS

PAGES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEARS THEN ENDED:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	10-11

Form 5500, Schedule H, Part IV, Line 4a — Delinquent Participant Contributions for the Year Ended December 31, 2006	12
Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of
Layne Christensen Company Capital Accumulation Plan:
We have audited the accompanying statements of net assets available for benefits of Layne Christensen Company Capital Accumulation Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
June 25, 2007
Kansas City, Missouri

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
INVESTMENTS, at fair value:
Common/collective trust fund	$17,477,207	$15,453,304
Mutual funds	57,062,948	49,084,935
Layne Christensen Company stock account	4,422,154	3,640,311
Participant loans	1,916,690	1,796,161

Total investments, at fair value	80,878,999	69,974,711

RECEIVABLES:
Employee contributions	190,664	120,323
Employer contributions	92,625	56,225
Transfer from Reynolds, Inc. 401(k) Plan	—	35,860
Accrued income	16,253	22,740

Total receivables	299,542	235,148

CASH	17,495	51,851

Total assets	81,196,036	70,261,710

LIABILITIES:
Accrued expenses	29,750	20,419
Payable for securities purchased	—	45,810

Total liabilities	29,750	66,229

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	81,166,286	70,195,481

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	331,945	276,198

NET ASSETS AVAILABLE FOR BENEFITS	$81,498,231	$70,471,679

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Investment income:
Interest and dividend income	$4,199,038	$2,265,971
Net appreciation in fair value of investments	4,511,906	2,827,538

Net investment income	8,710,944	5,093,509

Contributions:
Participant	5,376,310	3,714,840
Employer	2,630,772	1,721,084
Rollovers	245,082	835,766

Total contributions	8,252,164	6,271,690

TOTAL ADDITIONS	16,963,108	11,365,199

DEDUCTIONS:
Withdrawals and terminations	5,885,045	3,873,867
Administrative expenses	51,511	36,406

TOTAL DEDUCTIONS	5,936,556	3,910,273

INCREASE IN NET ASSETS	11,026,552	7,454,926

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	70,471,679	53,132,640

TRANSFER FROM OTHER PLANS	—	9,884,113

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$81,498,231	$70,471,679

See Notes to Financial Statements.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005
(1)	DESCRIPTION OF PLAN

The following brief description of the Layne Christensen Company Capital Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
(a)	General — The Plan is a defined contribution plan and is administered by Layne Christensen Company and an Administrative Committee comprised of individuals appointed by the Layne Christensen Company Board of Directors. Merrill Lynch Trust Company (“Merrill Lynch”) serves as the Plan’s trustee. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

(b)	Eligibility — Salaried and certain hourly employees of Layne Christensen Company and its subsidiaries (the “Company”) become eligible for membership in the Plan after completion of three months of service.

(c)	Contributions — Employee contributions are voluntary. Employees may make a basic (pre-tax) contribution of at least 1% up to limitations imposed by the Internal Revenue Service (“IRS”). After-tax contributions are not permitted after November 30, 1986. Effective January 2002, employees age 50 or older who make the maximum allowable pre-tax contribution to the Plan, are entitled to make an additional “catch-up contribution” in accordance with the Plan documents.

Participants are eligible for a matching contribution immediately upon electing to make a basic contribution. Each plan year the Company may make a matching contribution as follows: 1) 100 percent of the participant’s basic contributions to the extent that such basic contributions do not exceed 3 percent of the participant’s compensation; and 2) 50 percent of the participant’s basic contributions to the extent that such basic contributions exceed 3 percent but do not exceed 5 percent of the participant’s compensation. Additionally, employees as of the end of the Plan year who have completed at least two years of service at that time are eligible to receive an allocation of the Company profit sharing contribution. This discretionary contribution is determined annually by the Board of Directors of the Company and is based on a stated percentage, if any, of participants‘ eligible compensation.

(d)	Investment Options — The Plan has nineteen types of investment funds available through Merrill Lynch including a company stock account, a common/collective trust fund and seventeen mutual funds. Of the nineteen types of investment hinds available on an ongoing basis, twelve are considered “core” investment options while the remaining seven represent an expanded group of funds available to participants who wish to invest beyond the core offerings.

Participants may allocate their elected deferral percentage to any or all of the funds in 1% increments. Participants may change their allocation between funds any time during the year. Company contributions are allocated to the funds in proportion with the participants’ elected deferral percentage at the time of contribution.

(e)	Participant Accounts and Vesting — Investment income is allocated on a daily basis among the Plan members who are participants of the Plan. The income allocation is made in proportion to the amount each participant’s account bears to the aggregate amount of all such accounts. After January 1, 2000, participant contributions, Company matching contributions, Company profit sharing contributions and earnings thereon are fully vested at all times and are not subject to forfeiture for any reason. Upon distribution, forfeitures from employer contributions made prior to January 1, 2000 become available to the Company and are fully applied toward employer contributions. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $5,962 and $82, respectively. No forfeitures were utilized during 2006 and 2005.

(f)	Loans to Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, not to exceed 50% of their vested employee deferral account balance. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms for repayment shall be no less than one year and no greater than five years, unless the loan qualifies as a home loan, for which repayment terms may be up to 15 years. Loans are secured by assignment of 50% of the vested amount of the participant’s account and bear interest at a rate equal to the prime rate. Principal and interest are paid ratably through payroll deductions.

Participants eligible for a withdrawal as a result of financial hardship may request that all or a portion of their supplemental (after-tax) and basic (pre-tax) account be distributed. IRS regulations define severe financial hardship as a condition caused by the need for funds required for the purchase of or eviction from a family’s principal residence, college education for employees’ dependent children, self or spouse, or for major uninsured family medical expenses. The Administrative Committee must approve any such hardship withdrawals. The loan provision must be exhausted prior to applying for a hardship withdrawal.

(g)	Payment of Benefits — Upon termination of employment or retirement, the participant, or in the case of death, the surviving spouse, can elect to receive the participant’s account balance in a single lump sum or in installments. Account balances which do not exceed $5,000 may be paid in a single lump sum upon termination. Effective March 28, 2005, in the event of a mandatory distribution greater than $1,000 but not more than $5,000 that is made in accordance with the provisions of the Plan providing for an automatic distribution to a Participant without the Participant’s consent, if the Participant does not elect to have such distribution paid directly to an “eligible retirement plan” specified by the Participant in a direct rollover (in accordance with the direct rollover provisions of the Plan) or to receive the distribution directly, then the Administrator shall pay the distribution in a direct rollover to an individual retirement plan designated by the Administrator. Participants with an account balance of greater than $5,000 can elect to indefinitely maintain their account balance within the Plan.

(h)	Transfer in from Reynolds, Inc. 401(k) Retirement Plan — Effective December 31, 2005, the assets of the Reynolds, Inc. 401(k) Retirement Plan (“Reynolds Plan”) were merged into the Plan. As a result of this merger, Reynolds Plan assets totaling $9,884,113 were transferred into the Plan.
(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from these estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

(c)	Valuation of Investments — The Plan’s investments are stated at fair value. The common/collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common/collective trust funds with underlying investments in investment contracts are valued at the fair market value of the underlying investments and then adjusted by the issuer to contract value. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. The Plan’s investment in the Layne Christensen Company Stock Account is valued at quoted market prices as determined by closing sales prices reported on the last business day of the year. Participant loans are valued at outstanding principal balances due which approximate fair value. Investment transactions are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust) is a stable value fund that is a commingled pool of the Retirement Preservation Trust for Employee Benefit Plans. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contribution made to the fund, plus earnings, less participant withdrawals.

Management fees and operating expenses charged to the Plan for investments in the common/collective trust fund, mutual funds and the Layne Christensen Company Stock account are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

(d)	Adoption of New Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined - Contribution Health and Welfare and Pension Plans (the “FSP”). As required by the FSP, the statements of the net assets available for benefits presents the common/collective trust fund with underlying investments in investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit- responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of the net assets available for benefits at December 31, 2005.

(e)	Administrative Expenses — Most administrative costs (e.g., investment transaction fees, trustee fees, record keeping fees, and audit fees) are paid by the Plan. Other costs are paid by the Company.

(f)	Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2006 and December 31, 2005, amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $25,587 and $15,899, respectively.
(3)	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31, 2006	December 31, 2005

Retirement Preservation Trust	$17,477,207	$15,453,304
(formerly Merrill Lynch Retirement Preservation Trust)
PIMCO Total Return Fund	5,925,504	4,283,134
Davis New York Venture Fund	12,003,645	9,337,428
Blackrock Basic Value Fund A	11,372,153	9,140,907
Blackrock Balanced Capital Fund A	6,817,869	5,224,593
Layne Christensen Company Stock Account	4,422,154	3,640,311
Managers International Equity Fund	4,676,889	—

During 2006 and 2005, the Plan’s investments (including investments bought, sold, and held during the year) appreciated as follows:

	Year Ended	Year Ended
	December 31, 2006	December 31, 2005
Common stock	$1,011,217	$1,117,872
Mutual funds	3,500,689	1,709,666

Net appreciation in fair value of investments	$4,511,906	$2,827,538

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time or to terminate the Plan subject to the provisions set forth in ERISA.

(5)	TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated September 26, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust continues to be tax-exempt, and no provision for income tax has been included in the Plan’s Financial Statements.

(6)	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements at December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$81,498,231	$70,471,679
Amounts allocated to withdrawing participants	(25,587)	(15,899)

Net assets available for benefits per the Form 5500	$81,472,644	$70,455,780

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2006 and 2005 to the Form 5500:

	2006	2005
Benefits paid to participants per the financial statements	$5,885,045	$3,873,867
Add: Amounts allocated to withdrawing participants at end of year	25,587	15,899

Less: Amounts allocated to withdrawing participants at beginning of year	(15,899)	(26,197)

Benefits paid to participants per Form 5500	$5,894,733	$3,863,569

(7)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and units in a common collective trust fund managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

The Layne Christensen Company Stock Account includes transactions that also qualify as exempt party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 134,699 and 143,150 shares, respectively, of common stock of Layne Christensen Company, the sponsoring employer, with a cost basis of $1,753,638 and $1,630,050, respectively. There was no dividend income recorded by the Plan during the years ended December 31, 2006 and 2005.

(8)	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS

Layne Christensen Company remitted the October 27, 2006 contributions of $11,479 to the trustee on November 22, 2006, which was later than required by Department of Labor (“DOL”) Regulation 2510.3-102. The Company filed Form 5330 with the Internal Revenue Service and paid excise tax on the transaction. In addition, participant accounts were credited with the amount of the investment income that would have been earned had the participant contribution been remitted on a timely basis.
* * * * * *

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value
*	Layne Christensen	Layne Christensen Company Stock Account Common Stock (134,699 shares)	**	$4,422,154

*	Merrill Lynch	Retirement Preservation Trust (formerly Merrill Lynch Retirement Preservation Trust) Common/Collective Trust (178,809,152 units)	**	17,477,207

	Managers	Managers International Equity Fund Mutual Fund (69,369 shares)	**	4,676,889

	American	American Growth Fund of America Mutual Fund (9,069 shares)	**	294,280

	Gartmore	Gartmore Small Capital Fund A Mutual Fund (13,348 shares)	**	288,317

	Phoenix	Phoenix Mid-Cap Value Fund Mutual Fund (2,168 shares)	**	54,675

	Franklin	Franklin Small-Mid Capital Growth Fund Mutual Fund (73,069 shares)	**	2,759,813

	John Hancock	John Hancock Health Sciences Fund Mutual Fund (14,294 shares)	**	550,191

	Blackrock	Blackrock Basic Value Fund A Mutual Fund (342,225 shares)	**	11,372,153

	Blackrock	Blackrock Balanced Capital Fund A Mutual Fund (249,465 shares)	**	6,817,869

	Blackrock	Blackrock High Income Fund A Mutual Fund (94,832 shares)	**	496,921

	Blackrock	Blackrock Pacific Fund A Mutual Fund (32,852 shares)	**	947,448

	PIMCO	PIMCO Total Return Fund Mutual Fund (570,858 shares)	**	5,925,504

	Blackrock	Blackrock S&P 500 Index I Mutual Fund (161,668 shares)	**	2,813,031
(Continued)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of Investment including maturity
	Identity of Issuer, Borrower, Lessor or	date, rate of interest, collateral, par or
	Similar Party	maturity value	Cost	Current Value

	Van Kampen	Van Kampen Strategic Growth Mutual Fund (94,041 shares)	**	4,018,371

	Seligman	Seligman Communications and Information Fund Mutual Fund (39,368 shares)	**	1,308,607

	Blackrock	Blackrock Global Resources Portfolio Mutual Fund (43,302 shares)	**	2,222,245

	Pioneer	Pioneer Europe Select Equity Mutual Fund (12,335 shares)	**	512,989

	Davis New York	Davis New York Venture Fund Mutual Fund (311,621 shares)	**	12,003,645

	Plan Participants	Participant Promissory Notes Interest rates ranging from 4% to 8.5%; maturity dates through July 2021.		1,916,690

	TOTAL INVESTMENTS			$80,878,999

*	Indicates party-in-interest to the Plan.

**	Cost information is not required for participant-directed investments and, therefore, is not included.
(Concluded)

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN FORM 5500, SCHEDULE H, PART IV, LINE 4a-DELINQUENT PARTICIPANT CONTRIBUTIONS FOR THE YEAR ENDED DECMEBER 31, 2006
Question 4a “Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102, “ was answered “yes.”

Identity to party	Relationship tp Plan, Employer,
Involved	or other Party-in-interest	Description of Transaction	Amount
Layne Christensen Company	Employer/ Plan Sponsor	Participant contributions for employees were not funded within the time period prescribed by D.O.L. Regulation 2510.3-102. The October 27, 2006 participant contribution was deposited on November 22, 2006	$11,479

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LAYNE CHRISTENSEN COMPANY CAPITAL ACCUMULATION PLAN

DATE: June 27, 2007	By Layne Christensen Company

	By	/s/ Jerry W. Fanska

Jerry W. Fanska Sr. Vice President Finance — Treasurer

EXHIBIT INDEX

Exhibit Number	Description of Documents	Page

23	Consent of Independent Registered Public Accounting Firm	15